EXHIBIT 12.1

Ratio of Earnings to Fixed Charges

						Six Months Ended
	Year Ended December 31,					June 30,
	2003	2004	2005	2006	2007	2008
	(Dollars in Thousands)
Income (Loss) from Continuing Operations	$2,661	$(4,364)	$3,468	$3,020	$2,922	$524
Plus: Income Taxes	1,753	(2,476)	2,248	2,313	2,343	800
Fixed Charges	5,494	4,761	10,841	17,340	18,753	11,208
Earnings Available for Fixed Charges	9,908	(2,079)	16,557	22,673	24,018	12,532

Fixed Charges:
Interest Expense	5,225	4,454	10,438	16,934	18,331	10,911
Estimate Portion of Rental Expense Equivalent to Interest	269	307	403	406	422	297
Total Fixed Charges	5,494	4,761	10,841	17,340	18,753	11,208

Ratio of Earnings to Fixed Charges	1.8	-0.4	1.5	1.3	1.3	1.1

Calculation of Rental Expense Equivalent to Interest
Rental Expense	806	921	1,209	1,217	1,265	891
Estimated % Equivalent to Interest	33.3%	33.3%	33.3%	33.3%	33.3%	33.3%
Estimate Portion of Rental Expense Equivalent to Interest	269	307	403	406	422	297